Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 34-A-I dated November 21, 2008	Term Sheet to Product Supplement No. 34-A-I Registration Statement No. 333-155535 Dated September 14, 2010; Rule 433

Structured Investments	$ 4.50% (equivalent to 9.00% per annum) Single Observation Reverse Exchangeable Notes due March 17, 2011 Linked to the Common Stock of Deutsche Bank Aktiengesellschaft

General

  The notes are designed for investors who seek a higher interest rate than either the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation in the Reference Stock, to accept the risks of exposure to equities in general and the common stock of Deutsche Bank Aktiengesellschaft, in particular, and to lose some or all of their principal at maturity.
  The notes will pay 4.50% (equivalent to 9.00% per annum) interest at maturity. You will receive one single interest payment on the Maturity Date. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on whether the Final Share Price of the Reference Stock is less than the Initial Share Price by more than the Protection Amount as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 17, 2011*
  Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or the Cash Value, in each case, together with any accrued and unpaid interest, as described below.
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
  If the Final Share Price is less than the Initial Share Price by more than the Protection Amount, we will elect to pay you the Cash Value at maturity.
  The terms of the notes as set forth in “Key Terms” below, including those set forth under “Key Terms — Payment at Maturity,” to the extent they differ or conflict with those set forth in the accompanying product supplement no. 34-A-I, supersede the terms set forth in product supplement no. 34-A-I. Please refer to “Supplemental Terms of the Notes” in this term sheet for more information.

Key Terms

Reference Stock:	The common stock, no par value per share, of Deutsche Bank Aktiengesellschaft (New York Stock Exchange symbol “DB”). We refer to Deutsche Bank Aktiengesellschaft as “Deutsche Bank.”
Interest Rate:	4.50% over the term of the notes (equivalent to 9.00% per annum), paid on the Maturity Date and calculated on a 30/360 basis.
Protection Amount:	An amount that represents at least 40% of the Initial Share Price, subject to adjustments
Pricing Date:	On or about September 14, 2010
Settlement Date:	On or about September 17, 2010
Observation Date:	March 14, 2011*
Maturity Date:	March 17, 2011*
CUSIP:	48124AH59
Interest Payment Date:	Interest on the notes will be payable on a single date, which will be the Maturity Date.
Payment at Maturity:

The payment at maturity, in excess of any accrued and unpaid interest, will be based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless the Final Share Price is less than the Initial Share Price by more than the Protection Amount. If the Final Share Price is less than the Initial Share Price by more than the Protection Amount, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, a cash payment equal to the Cash Value. The Cash Value will be less than the principal amount of your notes, and may be zero.

Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments
Initial Share Price:

A price to be determined on the Pricing Date in the sole discretion of the calculation agent. The Initial Share Price may or may not be the closing price of the Reference Stock on the Pricing Date. Although the calculation agent will make all determinations and will take all action in relation to establishing the Initial Share Price in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Share Price, that might affect the value of your notes. The Initial Share Price is subject to adjustments in certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 34-A-I for further information about these adjustments.

Final Share Price:	The closing price of the Reference Stock on the Observation Date.
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 34-A-I

Investing in the Single Observation Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 34-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-15 of the accompanying product supplement no. 34-A-I, as supplemented by the “Supplemental Use of Proceeds” in this term sheet.

(2)	Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet for information about fees and commissions.

The agent for this offering, J.P. Morgan Securities LLC, which we refer to as JPMS, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

September 14, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 34-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 34-A-I dated November 21, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 34-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 34-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241305/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of this offering, the concept of a “Monitoring Period,” as described in the accompanying product supplement no. 34-A-I, is not applicable. Instead, whether you will receive at maturity the principal amount of your notes or a cash payment equal to the Cash Value will depend on the closing price of the Reference Stock on a single day (the Observation Date) only, which we also refer to as the Final Share Price, as more fully described under “Key Terms — Payment at Maturity” in this term sheet. Accordingly, you should disregard the definition for the “Monitoring Period” in the accompanying product supplement no. 34-A-I, and you should deem references in the accompanying product supplement no. 34-A-I to (a) “the Monitoring Period” to be “the Observation Date,” and (b) “on any day during the Monitoring Period” or “during the Monitoring Period” to be “on the Observation Date.”

For purposes of determining the payment to you at maturity if a Reorganization Event occurs as described under “General Terms of Notes — Anti-Dilution Adjustments — Reorganization Events” in the accompanying product supplement no. 34-A-I, “Physical Delivery Amount” means the number of shares of the Reference Stock, per $1,000 principal amount note, equal to $1,000 divided by the Initial Share Price, subject to adjustments.

For purposes of the accompanying product supplement no. 34-A-I, if the Final Share Price is less than the Initial Share Price by more than the Protection Amount, we will elect to pay you the Cash Value at maturity.

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Examples of Hypothetical Payments at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices. The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

• the Initial Share Price:	$62.00	• the Protection Amount (in U.S. dollars): $24.80
• the Interest Rate:	4.50% (equivalent to 9.00% per annum)	• the Protection Amount: 40.00%
Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity**
$124.00	200.00%	$1,000.00
$77.50	125.00%	$1,000.00
$65.10	105.00%	$1,000.00
$62.00	100.00%	$1,000.00
$46.50	75.00%	$1,000.00
$37.20	60.00%	$1,000.00
$31.00	50.00%	$500.00
$15.50	25.00%	$250.00
$0.00	0.00%	$0.00
**	Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to the Cash Value or the principal amount of your note in cash.

The following examples illustrate how the payment at maturity set forth in the table above are calculated.

Example 1: The closing price of the Reference Stock increases from the Initial Share Price of $62.00 to a Final Share Price of $65.10. Because the Final Share Price of $65.10 is greater than the Initial Share Price of $62.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The closing price of the Reference Stock decreases from the Initial Share Price of $62.00 to a Final Share Price of $37.20. Because the Final Share Price of $37.20 is less than the Initial Share Price of $62.00 by not more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $37.20 is less than the Initial Share Price of $62.00.

Example 3: The closing price of the Reference Stock decreases from the Initial Share Price of $62.00 to a Final Share Price of $31.00. Because the Final Share Price of $31.00 is less than the Initial Share Price of $62.00 by more than the Protection Amount, you will receive the Cash Value at maturity. Because the Final Share Price of the Reference Stock is $31.00, your final payment at maturity is $500.00.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive a single interest payment, for each $1,000 principal amount note, in the aggregate amount of $62.00 on the Maturity Date. The actual Cash Value you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price.

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Selected Purchase Considerations
  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay 4.50% (equivalent to 9.00% per annum) interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — We will pay you your principal back at maturity so long as the Final Share Price is not less than the Initial Share Price by more than the Protection Amount. However, if the Final Share Price is less than the Initial Share Price by more than the Protection Amount, you could lose the entire principal amount of your notes.
  TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 34-A-I. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We will determine the portion of the coupon payment that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the notes. If the notes had priced on September 13, 2010, we would have treated 4.22% of the coupon payment as interest on the Deposit and the remainder as Put Premium. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 34-A-I dated November 21, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on whether the Final Share Price is less than the Initial Share Price by more than the Protection Amount. Under certain circumstances, you will receive at maturity the Cash Value instead of the principal amount of the notes. The Cash Value will be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.
  YOUR PROTECTION MAY TERMINATE ON THE OBSERVATION DATE — If the closing price of the Reference Stock on the Observation Date (i.e., the Final Share Price) is less than the Initial Share Price minus the Protection Amount, you will be fully exposed to any depreciation in the Reference Stock. Because the Final Share Price will be determined based on the closing price on a single trading day near the end of the term of the notes, the price of the Reference Stock at the maturity date or at other times during the term of the notes could be at a level above the Initial Share Price minus the Protection Amount. This difference could be particularly large if there is a significant decrease in the price of the Reference Stock during the later portion of the term of the notes or if there is significant volatility in the price of the Reference Stock during the term of the notes, especially on dates near the Observation Date.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with Deutsche Bank, including extending loans to, or making equity investments in, Deutsche Bank or providing advisory services to Deutsche Bank. In addition, one or more of our affiliates may publish research reports or

JPMorgan Structured Investments — Single Observation Reverse Exchangeable Notes Linked to the Common Stock of Deutsche Bank Aktiengesellschaft	TS-3

  otherwise express opinions with respect to Deutsche Bank, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of Deutsche Bank as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
  Although the calculation agent will make all determinations and take all action in relation to establishing the Initial Share Price in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Share Price, that might affect the value of your notes.
  SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Influence the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY — We will pay you your principal back at maturity only if the Final Share Price is not less than the Initial Share Price by more than the Protection Amount and the notes are held to maturity. If the Final Share Price is less than the Initial Share Price by more than the Protection Amount, the protection provided by the Protection Amount will be eliminated and you will be fully exposed at maturity to any decline in the market price of the Reference Stock.
  VOLATILITY RISK — Greater expected volatility with respect to the Reference Stock indicates a greater likelihood as of the Pricing Date that the Reference Stock could close below the Initial Share Price by more than the Protection Amount on the Observation Date. The Reference Stock’s volatility, however, can change significantly over the term of the notes. The closing price of the Reference Stock could fall sharply on the Observation Date, which could result in a significant loss of principal.
  YOUR MAXIMUM RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK — Unless the Final Share Price is less than the Initial Share Price by more than the Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.
  NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in Deutsche Bank, such as voting rights or dividend payments. In addition, Deutsche Bank will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
  NO AFFILIATION WITH DEUTSCHE BANK — We are not affiliated with Deutsche Bank. We assume no responsibility for the adequacy of the information about Deutsche Bank contained in this term sheet or in product supplement no. 34-A-I. You should make your own investigation into the Reference Stock and Deutsche Bank. We are not responsible for Deutsche Bank’s public disclosure of information, whether contained in SEC filings or otherwise.
  RISKS ASSOCIATED WITH NON-U.S. SECURITIES — An investment in the notes linked to the value of non-U.S. equity securities, such as the ordinary shares of Deutsche Bank Aktiengesellschaft (“Deutsche Bank” and such ordinary shares, the “common stock of Deutsche Bank”) which are issued by a German issuer and traded on both the New York Stock Exchange in U.S. dollars and the Frankfurt Stock Exchange in Euros, involves risks associated with the home country of the issuer of the non-U.S. equity securities. The notes linked to the common stock of Deutsche Bank are linked to such common stock quoted and traded in U.S. dollars on the New York Stock Exchange, which may trade differently from such common stock, quoted and traded in euros on the Frankfurt Stock Exchange. Non-U.S. companies, such as those in Germany, are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in the home country of the issuer of the non-U.S. equity securities, including changes in such country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such country may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such country may be subjected to different and, in some cases, more adverse economic environments.
  THE NOTES LINKED TO THE COMMON STOCK OF DEUTSCHE BANK ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Because the common stock of Deutsche Bank is quoted and traded in U.S. dollars on the New York Stock Exchange and in euros on the Frankfurt Stock Exchange, fluctuations in the exchange rate between the euro and the U.S. dollar will likely affect the relative value of the common stock of Deutsche Bank in the two different currencies and, as a result, will likely affect the market price of the common stock of Deutsche Bank trading on the New York Stock Exchange. These trading differences and currency exchange may affect the market value of the notes and whether the closing price of the common stock of Deutsche Bank will fall below the Protection Amount on the Final Valuation Date and whether the Final Share Price will be greater than, equal to or less than the Initial Share Price. The euro has been subject to fluctuations against the U.S. dollar in the past, and may be subject to significant fluctuations in the future. Previous fluctuations or

JPMorgan Structured Investments — Single Observation Reverse Exchangeable Notes Linked to the Common Stock of Deutsche Bank Aktiengesellschaft	TS-4

  periods of relative stability in the exchange rate of the euro and the U.S. dollar are not necessarily indicative of fluctuations or periods of relative stability in those rates that may occur over the term of the notes linked to the common stock of Deutsche Bank are linked to such common stock. The exchange rate between the euro and the U.S. dollar is the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Germany and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Germany and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Canada, the United States and other jurisdictions important to international trade and finance.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 34-A-I.

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Deutsche Bank is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Deutsche Bank is a global provider of insurance, employee benefits and financial services. The Ordinary Shares of Deutsche Bank, no par value per share, which we refer to as the “common stock of Deutsche Bank”, are registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Deutsche Bank in the accompanying product supplement no. 34-A-I. Information provided to or filed with the SEC by Deutsche Bank pursuant to the Exchange Act can be located by reference to SEC file number 001-15242, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 7, 2005 through September 10, 2010. The closing price of the Reference Stock on September 13, 2010 was $62.32. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock on the Pricing Date or the Observation Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Deutsche Bank will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

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Supplemental Use of Proceeds

Notwithstanding anything to the contrary in the accompanying product supplement no. 34-A-I (in particular, the second paragraph of the “Use of Proceeds” section on PS-15 of the accompanying product supplement), for purposes of the notes offered by this term sheet, the original issue price of the notes will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit, which in no event will exceed $25.00 per $1,000 principal amount note, that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $5.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-37 of the accompanying product supplement no. 34-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $5.00 per $1,000 principal amount note.

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